

Mail Stop 4720

March 21, 2016

Bill Chaaban
Chief Executive and Chief Financial Officer
CEN Biotech, Inc.
20 North Rear Rd.
Lakeshore, Ontario Canada

> **Re:** **CEN Biotech, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed March 1, 2016**
> **File No. 000-55557**

Dear Mr. Chaaban:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

2. We continue to evaluate your response to prior comment 2 and whether the distributions of your common and preferred stock were conducted on a pro rata basis. Please provide us your assessment as to whether the relative interests in the preferred shares and common shares changed as a result of Mr. Chaaban's waiver of the voting rights linked to his shares. Also, assess whether Mr. Chaaban's waiver resulted in CEN Biotech preferred shares having less value and the CEN Biotech common shares having greater value. As referenced in your prior response, please also provide us the shareholder list for your common stock as of the spin-off record date. As for the preferred shares, provide us a response that (i) identifies each preferred shareholder in Creative Edge Nutrition and (ii) indicates the number of preferred shares they held in Creative Edge, and the number they received in CEN Biotech, as of the spin-off date.

Information Statement Coverpage

3. Please revise the coverpage, and other disclosures in the filing, to identify the date when the spin-off occurred. Also, revise the bottom of the cover page to disclose, as applicable, the date when you first mailed the information statement to Creative shareholders.

Will there be any shares of special voting stock outstanding?, page 7

4. Your response to prior comment 5 indicates that Mr. Chaaban waived his rights to the Special Voting Shares and that he will only receive common shares in CEN Biotech. The disclosure on page 7; however, indicates that he will receive Special Voting Shares but that he has waived the voting rights linked to those preferred shares. Accordingly, please revise the disclosures on pages 7, 9, 28 and elsewhere, as applicable, to clarify whether preferred shares were issued to Mr. Chaaban in the spin-off. Also, clarify in your disclosures whether Mr. Chaaban's waiver of the voting rights is irrevocable. Please file Mr. Chabban's waiver agreement as an exhibit to the Form 10. Refer to Regulation S-K, Item 601(b)(4).

Management's Discussion and Analysis…, page 20

5. Your response to prior comment 6 represents that you will file as exhibits the (i) $600,872 loan agreement disclosed on pages 28 and 52 and the (ii) $612,000 loan agreement disclosed on page 28. Please file these agreements with your amendment.

Summary Executive Compensation, page 27

6. We note your response to prior comment 7 indicating that Mr. Chaaban has waived his fiscal 2015 compensation. Please revise page 27 to include Mr. Chaaban's compensation information for 2015 and disclose the waiver.

7. Your response to prior comment 8 indicates that Mr. Chabban has rescinded any stock awards that would derive from section 2(a) of his employment agreement. Please revise to disclose that Mr. Chaaban has rescinded this stock-based compensation and file the amendment to the employment agreement as an exhibit to the registration statement.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joseph Siciliano, Esq.